

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 4, 2010

Melanie Mroz
Chief Executive Officer
SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, VA 23113

> **Re:** **SouthPeak Interactive Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 29, 2010**
> **File No. 000-51869**

Dear Ms. Mroz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You state that Mr. Phillips and Ms. Mroz hold 33,901,746 shares of common stock and that their stockholdings represent approximately 51% of the total outstanding voting shares of your capital stock (consisting of common stock and Series A convertible preferred stock, on an as-converted basis), which amount you claim is sufficient to amend your charter. It is unclear how you reached this conclusion. In this regard, we note that your beneficial ownership table indicates that Mr. Phillips holds 18,945,906 common shares and that Ms. Mroz holds 3,214,459 common shares. You also indicate that in computing the number of shares beneficially owned, shares that are currently convertible are deemed outstanding. Thus, it would appear that your beneficial ownership table includes the shares of common stock underlying the Series A preferred stock. Please advise how you determined Mr. Phillips and Ms. Mroz hold 51% of the total

outstanding voting shares of your capital stock. Your analysis in this regard should detail how many shares of Series A preferred stock are held by each of Mr. Phillips and Ms. Mroz and how you determined the 5,503,833 shares of Series A preferred stock are convertible into 5,720,567 shares of common stock.

<u>Amendment to Amended and Restated Certificate of Incorporation</u>

<u>Reasons for Approval of the Amendment, page 3</u>

2.   We note that the Financing Securities are initially convertible or exercisable into a total of 25,522,042 shares of common stock and that you do not have sufficient shares of authorized but unissued common to provide for the conversion or exercise of the securities issued in connection with the Financing. Please advise us why you have not provided the information required by Item 11 and 13 of Schedule 14A, including, but not limited to, the financial information required by Item 13 of that Schedule, in connection with this Financing. See Note A to Schedule 14A.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel